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                                 UNITED STATES             |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION   +------------------+
                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                                                           | January 31, 2002 |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  |   hours per      |
             [X] Form 10-Q  [ ] Form N-SAR                 |  response..2.50  |
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For Period Ended:  June 30, 2002                           +------------------+
                  ------------------------                 | SEC FILE NUMBER  |
                [ ] Transition Report on Form 10-K         |                  |
                [ ] Transition Report on Form 20-F         |    333-88679     |
                [ ] Transition Report on Form 11-K         +------------------+
                [ ] Transition Report on Form 10-Q         +------------------+
                [ ] Transition Report on Form N-SAR        |   CUSIP NUMBER   |
                                                           |                  |
For the Transition Period Ended: ________________________  +------------------+
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| Read Instruction (on back page) Before Preparing Form. Please Print or Type  |
|  Nothing in this form shall be construed to imply that the Commission has    |
|                 verified any information contained herein.                   |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
        HOLLYWOOD CASINO SHREVEPORT/SHREVEPORT CAPITAL CORPORATION
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Full Name of Registrant
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Former Name if Applicable
        451 CLYDE FANT PARKWAY
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Address of Principal Executive Office (Street and Number)
        SHREVEPORT, LOUISIANA 71101
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
    | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
    | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
[X] |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
    | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. SEE ATTACHED
                                               (Attach Extra Sheets if Needed)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

            Paul C. Yates                 (972)                392-7777
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               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable
     estimate of the results cannot be made.   SEE ATTACHED
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          Hollywood Casino Shreveport/Shreveport Capital Corporation
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   August 14, 2002                  By  /s/ Paul C. Yates
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                                          Paul C. Yates, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
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                             GENERAL INSTRUCTIONS
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).
    SEC 1344 (2-99)

                           HOLLYWOOD CASINO SHREVEPORT
                         SHREVEPORT CAPITAL CORPORATION
                            ATTACHMENT TO FORM 12b-25

Part III

       The Registrants' quarterly report on Form 10-Q will be filed as soon as reasonably practicable following the prescribed due date. Hollywood Casino Corporation ("HCC"), the ultimate parent company of the Registrants, entered into an Agreement and Plan of Merger and Stockholder Agreements dated as of August 7, 2002 and additional time is necessary to add the appropriate disclosures to the Form 10-Q.

Part IV (3)

                       Hollywood Casino Shreveport ("HCS")

       HCS expects to report significant improvement in its results of operations for the three and six month periods ended June 30, 2002 compared to the corresponding periods in the prior year. Consolidated net loss was reduced by $9.2 million and $20.4 million, respectively, during the three and six month periods ended June 30, 2002 compared to the 2001 periods. The reductions in losses primarily reflect the implementation of cost savings measures. Net revenues for both the three and six month periods ended June 30, 2002 did not change significantly from those reported for the corresponding periods of the prior year. Operating and general and administrative expenses (exclusive of depreciation and amortization which did not change significantly and a non-recurring loss on early extinguishment of debt) were reduced by $9.1 million (22.3%) and by $21 million (24.9%). Such savings were partially offset by increases in net interest expense.